                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

                                Amendment 2 to
                                  FORM 10SB

             General Form for Registration of Securities of Small
                                Business Issuers

     Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                Healthcomp Evaluation Services Corporation
            (Exact name of Small Business Issuer in its charter)



                NEVADA                                88-0395372
      (State or other jurisdiction of               (I.R.S. Employer
       incorporation or organization                Identification No.)

2001 Siesta Drive, Suite 302, Sarasota, FL               34239
(Address of principal executive offices)                (Zip Code)

Registrant's Telephone number, including area code:  (941) 925-2625



Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, $.001 par value



Forward-Looking Statements and Associated Risk.   This Registration
Statement contains forward-looking statements including statements regarding, among other items, Healthcomp's growth strategies, and
anticipated trends in Healthcomp's business and demographics.   These
forward-looking statements are based largely on Healthcomp's expectations and are subject to a number of risks and uncertainties,
certain of which are beyond Healthcomp's control.   Actual results
could differ materially from these forward-looking statements as a result of the factors, including among others, regulatory or economic influences.

ITEM 1.   DESCRIPTION OF BUSINESS

A. Healthcomp was incorporated on November 23, 1993, in the State of
Nevada under the name of Handell-Graff, Inc.    Healthcomp acquired
Afton, Inc. (then doing business as Healthcomp Evaluation Services Corporation) on March 15, 1999 and subsequently changed its name to
Healthcomp Evaluation Services Corporation.   Healthcomp serves as a
holding company for operating divisions and subsidiaries, which provide substance abuse testing, multi-site medical surveillance and related
health screening services.   Healthcomp (through its divisions and its
subsidiaries) does not provide any diagnostics or treatment of medical conditions.

On April 1, 1999, Healthcomp purchased all of the tangible and intangible assets of Health Services of Florida, a Florida corporation. Health Services of Florida was in the business of providing health
screening and wellness services.   The assets were purchased in
consideration of 61,640 common shares of Healthcomp plus assumption of
liabilities totaling $4,000.   These assets were contributed by
Healthcomp to its subsidiary, Afton, Inc.

On June 21, 1999, Healthcomp purchased all of the tangible and intangible assets of UPMC Work Partners' mobile occupation health testing business and all of the tangible and intangible assets of Vehicle Specialty Services, Inc.'s specialty vehicle servicing business
conducted at 2323 Main Street, Pittsburgh, Pennsylvania 15125.   The
assets were purchased in consideration of 188,000 common shares of Healthcomp. These assets were contributed by Healthcomp to its second tier subsidiary, Health Evaluation Programs.

In addition, Healthcomp currently has two wholly owned subsidiaries, Afton, Inc. and Medical Drug Testing, Inc.

Afton, Inc. was incorporated on March 11, 1996 in Tennessee.   Afton,
Inc. is a holding company for other companies which provide a broad array of preventive health services including drug and alcohol testing programs, on-site occupational health screening services, physical examinations, and health risk assessments to corporate and government
clients.   Afton's focus is continued growth through acquisitions of
existing profitable businesses in its target market and expansion within existing sectors.

     During 1998, Afton, Inc. acquired Quality Health Services, Inc., a
Kansas City, Missouri-based mobile medical surveillance firm.   On
February 2, 1999, Afton, Inc. acquired Health Evaluation Programs, Inc., a Chicago-based provider of mobile medical surveillance services.

     Afton-North Dakota, Inc., a wholly owned subsidiary of Afton, Inc. provides third party administrative services for customers' substance abuse programs, including policy development, program management, administration of collection, laboratory and medical review services
and compliance testing.   In additional, Afton-North Dakota, Inc. acts
as Healthcomp's operations and customer service center for substance abuse programs.

     AmeriTest, Inc., a wholly owned subsidiary of Afton, Inc. provides on-site specimen collection services nationally. AmeriTest operates a 24 hour per day, seven days a week dispatching center in Rock Springs, Wyoming and manages a nationwide network of independent contractors who supplement Healthcomp's personnel in providing collection services.

Healthcomp acquired all of the outstanding stock of Medical Drug Testing, Inc., a Pennsylvania corporation on October 14, 1999 in exchange for 416,215 common shares of Healthcomp. Medical Drug Testing, Inc. provides substance abuse screening services.

Healthcomp currently serves more than 500 customers through 13 offices
in 11 states.   Healthcomp is headquartered in Sarasota, Florida with
data processing centers located in Bismarck, North Dakota and Clearwater, Florida.

Products.

The principal products and services offered by the Company
(through Afton, Inc. and its divisions and subsidiaries) are described in the following paragraphs. These products and services are provided to corporations, federal and state government agencies and health care providers (health maintenance organizations, clinics, etc.).

 Information Services. The Company gathers, maintains, analyzes and reports data concerning a customer's employee population. These reporting services summarize the frequency and necessity of testing services, compliance with federal or state regulations concerning use or abuse of illegal substances, prescription drugs or alcohol, exposure to hazardous substances, completion of physical examinations, employees' fitness to perform their duties (e.g., respiratory fit testing for fire safety personnel) and overall administration of customers' health programs.

 Employee Substance Abuse Screening. These services include program administration and specimen collections. Administrative services programs comprise (a) policy and program development, (b) specimen collection network management, (c) laboratory services, (d) medical review services,
(e) administrative services, (f) compliance audit services, (g) supervisor and employee training, (h) return to duty monitoring, statistical reporting, and (i) record keeping. Collection services involves obtaining a physical specimen, either in a clinic or at the customer's worksite, for subsequent testing and administration of customers' testing programs.

 Worksite Health Screening Services. These screening services are performed for the detection of potential exposure to environmental and worksite hazards (e.g., auditory, EKG, vision, or asbestos testing) and for preventive health maintenance programs (e.g., mammography, prostate specific antigen or osteoporosis testing). These services are normally delivered at the customer's worksite rather than at a clinic or other office setting.

 Occupational Health and Safety Programs. These services address federally mandated requirements for health and safety practices in the workplace and are performed either at customers' locations or a central testing facility. Federally mandated requirements, as stipulated by OSHA and other regulatory agencies, required skilled implementation by an occupational specialist. Services such as hearing testing to monitor noise exposure, respiratory function testing, hazardous material screening (e.g., monitoring of employees' lead or mercury levels) and flu shots to prevent illness and sick time are just a few of the health services occupational health professionals provide.

 Health Management Programs. Health risk assessment and risk reduction strategies have been proven to promote a healthier, more productive work force. The Company administers assessment programs for its customers involving completion of questionnaires concerning employees' medical history and lifestyle, blood pressure testing and certain laboratory analyses.

 Physical Examination Processing and Reporting.  The federal government, through DOT, OSHA, NRC and other agencies, currently mandates physical examinations as a condition for employees' maintaining their qualifications for specific jobs. Non-mandated physical exams for private industry are also performed. Examination data are forwarded to licensed physicians for analysis and interpretation of results obtained by the Company's clinicians. The Company has also developed a proprietary software system, the ExamWriter, to process physical exam data
automatically while removing the reporting error factor.   Reporting error
factors (missing information, incomplete test result, postings, results outside acceptable ranges or possible misrecording of results) are identified by comparing physical examination results reported by the physician with required data or ranges of acceptable results as specified by customers or by regulations promulgated by varous government agencies such as the Department of Transportation or Department of Energy.

 Medical Staffing. These programs involve providing personnel to managed care organizations' or health service providers' clinics for the specific purpose of performing both mandated and non-mandated drug and alcohol testing services for the customer's corporate clients.

 Wholesale Programs. The Company remarkets some of its programs, including substance abuse screening, medical review services and wellness assessments, through resellers who are allowed access to the Company's sophisticated operating and processing systems and sell these programs in smaller markets not served by the Company.

The Company's services involve the administration of customer's health screening programs, collection of physical specimens (urine, blood, etc.), and collection of data regarding an employee's physical condition, medical history, or lifestyle that may affect the employee's health or ability to perform his job rather than diagnostic services. Data collection services are performed by qualified technicians and clinicians but do not involve interpretative or other professional services. Following collection of the specimens or information, the Company forwards the results to a third party (e.g., a laboratory or medical review officer for processing of drug or alcohol samples or a licensed medical professional for interpretation of X-rays, physical examination data or health assessment data). Results are reported to the Company's client and any remedial or treatment requirements are the responsibility of the employee or client, as appropriate.

                                                                                       Continuing
                                                                                       Education
Specialty                               Training
Pulmonary Function           National Instittue of Occupational                           Yes
                               Safety and health Program (HIOSH)
                               Equipment proficiency training

Radiological Technologist     Graduate, degreed and registered X-ray                      Yes
                              Technician Certified by American Association
                              of Radiological Technologists Equipment
                              proficiency training

Audiometric Technician        Council for Accreditation  in Occupational                  Yes
                              Hearing Conservation Program (NIOSH approved)
                              Equipment proficiency training

Phlebotomist                  Medical Assistant, LPN or RN trained                        No
                              in art of blood drawing and collection
                              Trained in Clinical laboratory standards
                              Trained in blood borne pathogen standards
                               established by OSHA

Healthcomp's certified technicians include pulmonary function technicians, radiological technologists, audiometric techicians and phlebotomists, eacb of whom is trained and/or certified in their particular specialty, is trained on the appropriate equipment (pulmonary units, X-ray machines,
etc.)   and meets continuing education requirements.   A summary of
training requirements is shown in the following table:

 Screening services involve testing for (a) illegal substances, abuse of alcohol or prescription drugs, (b) abnormal tissue growth or antigen levels (mammography or prostate testing), (c) fitness to perform certain job responsibilities, (d) high levels of hazardous materials (e.g., lead or asbestos), (e) unhealthy glucose, thyroid or cholesterol levels, (f)
AIDS virus, (g) deterioration of hearing, vision or other physical capabilities and (h) overall health of a customer's employee population.

Providers of Services.   The Company's services provided through its
subsidiaries and divisions include information services (Afton, Inc. and
Afton-North Dakota, Inc.), substance abuse screening programs and administration of collection, laboratory and medical review services
(provided by Afton-North Dakota, Inc. and Medical Drug Testing, Inc.),
specimen collection services (AmeriTest, Inc. and Medical Drug Testing,
Inc.), on-site screening services, including occupational health and safety programs (Afton, Inc.'s wellness division, Health Evaluation
Programs, Inc. and Quality Health Services, Inc.), medical staffing services (AmeriTest, Inc.), wellness programs (Afton, Inc.), physical examinations, reporting and analysis (Health Evaluation Programs, Inc.,
Quality Health Services, Inc., and Afton, Inc.), and wholesale programs
(Afton-North Dakota, Inc.).

Afton-North Dakota, Inc. provides information services and program administration for substance abuse screening programs, including collection scheduling, laboratory results reporting, medical review officer scheduling and reporting, administration of random testing pools, client reporting and customer service. AmeriTest, Inc. provides specimen collection scheduling and gathering services directly for its own clients and for Afton-North Dakota, Inc.'s clients. These operations also coordinate services with the Company's wellness division and on-site testing service subsidiaries where drug or alcohol testing is included in the services delivered at customers' worksites. Information gathered by these groups are transmitted to Afton, Inc.'s information services operations for historical reporting and analysis to the Company's clients.



Medical Drug Testing, Inc. provides substance abuse screening programs, comprising administration of collection, laboratory and medical review services, and specimen collection services for its clients. It also provides these services for clients of other subsidiaries and divisions of the Company for customers located in the Pittsburgh area.

Governmental Regulations

 The Company's business is not currently subject to federal or state government regulation. There are, however, certain testing protocols prescribed by the Department of Transportation, Occupational Health and Safety Administration and other agencies that the Company follows in administering drug and alcohol screening tests, reviewing compliance with physical examination requirements and performing other services such as X-ray or mammography screening. In addition, the Company's technicians are required to be (and have) qualified, where appropriate, to provide the tests in a safe and competent manner.

Competition

There is significant competition in the healthcare testing industry.
However, the competition faced by Healthcomp in the market for medical
testing and health screening services is very fragmented.   Related
testing companies such as PSA and Hooper Holmes are not yet focusing on
this market niche.   It is also likely that other competitors will
emerge in the near future.   There is no assurance that Healthcomp will
compete successfully with new or other established healthcare testing
companies.   Healthcomp shall compete on the basis of quality and
price.  Inability to compete successfully might result in increased costs, reduced yields and additional risks to the investors herein.

Strategy.   Healthcomp intends to become a leading provider of medical testing and health screening services for corporations, government
agencies and insurance companies.   Healthcomp currently conducts
approximately 4,300 medical tests and health screenings weekly.
Healthcomp has developed a four-part strategy to achieve this objective.


- Acquire quality healthcare testing and screening companies to provide the necessary market density to service national customers.

- Continue to improve customer service and lower costs by incorporating specimen collection and medical review services into Healthcomp's operations.

- Reduce operating costs through the implementation of Healthcomp's back office systems and support within acquired companies.

- Offer a broader array of testing and screening services for national clients and other service providers than its competitors.

Currently, Healthcomp's competitors service only one segment of customer's needs  - administrative services, medical review officer programs, specimen collection services, laboratory services, on-site health screening tests or wellness programs - and often only on a local
or regional basis.   By choosing Healthcomp as its service provider, a
customer is able access the full range of services with one vendor
wherever those services may be required nationwide.   As a result of
past acquisitions and past investment in systems and procedures,
Healthcomp is positioned to offer these services no without a need for additional certifications, capital or personnel.
</R.
Marketing.   Healthcomp markets directly to national accounts, with a
particular focus on companies that are currently seeking a single source supplier of medical testing and health screening services.
Healthcomp targets customers with available funds from Department of
Transportation testing revenue, non-mandated testing programs, workers'
compensation exposure and employer assistance programs.

Dependence on One or a Few Major Customers.   Healthcomp does not
expect that any single customer will account for more than ten percent of its business.

Employees.   Healthcomp, through its subsidiaries, currently employs 90
full time persons and 85 part time persons.   Healthcomp shall employ
individuals as required.



Healthcomp and its subsidiaries are not subject to any collective bargaining agreement. It is anticipated that Healthcomp's employees will be covered by an employee stock option plan; however, at this stage, the terms of such a plan have not been determined.

Seasonal Nature of Business Activities.   Healthcomp's business
activities are not seasonal.

 Risk Factors.    Healthcomp Evaluation Services Corporation cautions
that the factors described below could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements of Healthcomp made by or on behalf of Healthcomp.



 Need for Cash

 As the Company enters into new contracts for its health
screening services and other acquisition candidates are identified, additional cash will be required in the near term to achieve the
Company's financial and operating objectives.  If Healthcomp is unable to raise sufficient cash to fund its growth, Healthcomp may be unable
to achieve the anticipated financial results.    There can be no
assurance that adequate funds will be available to us on terms acceptable to Healthcomp.

 Need for Outside Financing

 Healthcomp has entered into a number of new customer contracts that will require additional outside financing during the start up phase of
operations.   If adequate sources of capital cannot e secured or cannot
be secured on terms acceptable to Healthcomp, we may be unable to
achieve the anticipated financial results.   Moreover, obtaining
outside financing or issuing additional equity securities, whether to new shareholders in connection with the raising of fresh capital or directly to acquisition candidates, may result in dilution to existing investors.

 Losses from Operations.   Healthcomp has incurred substantial losses
from operations since commencing operations, and although we expect to become profitable during 2000, there is no assurance that this will happen as quickly as forecast by Healthcomp.

Goodwill from Acquisitions

Goodwill associated with businesses the Company has purchased in connection with the expansion of its health screening services businesses substantially equals the Company's net worth.  Write off of all or part of these amounts would have a material adverse effect on
the Company's reported net worth.   Goodwill amortization to be charged
to poerations is expected to aggregate $275,000 annually.


Management of Growth

 The Company's success is dependent upon its ability to (a) manage effectively the growth resulting from new customer contracts it has entered into and companies it acquires, (b) retain and motivate key personnel and (c) obtain adequate working capital to support its growth. Such growth will place, significant demands on the Company's management, operating and financial systems, and other operating resources. To achieve its objectives, the Company has developed scalable, state-of-the-art computer systems and a corporate infrastructure designed to respond quickly to and effectively to customers' needs and to absorb acquirees' administrative functions in order to eliminate redundant resources at the acquired companies. The
Company's capacity to absorb these administrative functions into its infrastructure quickly and efficiently, its ability to anticipate and address changing customer demands in a timely manner, and its ability to identify promptly new systemic, procedural and structural requirements will determine how rapidly and profitably the Company can grow.

Availability of Qualified Personnel

 The Company believes that its future success will depend, in part, upon its ability to attract and retain additional highly skilled professional, managerial, sales and marketing personnel. To date, the


 Company has been successful in identifying and adding such personnel through acquisition or the normal hiring process; however, there can be no assurance that the Company will continue to be successful in attracting, training and retaining the personnel that it requires to support planned growth. The failure to do so could have a material adverse effect on the Company's business and results of operations.

 Government Regulation

 The Company's business is not currently subject to federal or state government regulation. There are, however, certain testing protocols prescribed by the Department of Transportation, Occupational
Health and Safety Administration and other agencies that the Company follows in administering drug and alcohol screening tests, reviewing compliance with physical examination requirements and performing other services such as X-ray or mammography screening. In addition, the Company's technicians are required to be (and have) qualified, where appropriate, to provide the tests in a safe and competent manner.
Passage of additional regulations or laws restricting certain tests or procedures would require that the Company retrain certain of its personnel or possibly limit certain services to the extent such regulations or laws required. The Company believes that the impact of such regulation would not have a material effect on its business or services offered.

Item 2.  Management's Discussion and Analysis or Plan of Operation

Trends and Uncertainties. Demand for Healthcomp's products and services will be dependent on, among other things, market acceptance of Healthcomp's concept, its proposed operations and general economic conditions that are cyclical in nature. Inasmuch as a major portion of Healthcomp's activities will be the receipt of revenues from the sales of its products and services, Healthcomp's business operations may be adversely affected by competitors.

Capital and Source of Liquidity.

During the period from 1997 through 1999, Healthcomp has invested heavily in infrastructure to service its customers and in the development of information systems, data base management software and customer reporting applications software. As a result, the Company's cash flow from operations has been negative throughout this period and has required
Healthcomp to raise substantial additional capital in the form of bank financing (as described below), long-term debt provided by private investors and equity in order to continue operations. Healthcomp believes that it will begin realizing benefits, in the form of increased revenues, during the years 2000 and beyond through acquisition of new clients and sales of information services to existing customers.

During February 1999, the Company entered into a financing
arrangement with Bank of America to provide working capital to support the
Company's operations and growth.  Under the terms of this facility, the
Bank advances 80% of the face value of the invoice upon presentation with the balance being remitted to the Company upon payment of the amount due by the Company's customer.  Based on the funding available under the Bank facility and the increasing volume of business with existing cumstores, the Company believes that it will have the resources to meet its capital
requirements for its current operations.   To the extent that Healthcomp
enters into significant new customer contracts, additional cash may be required during the start up phases of those contracts as described under
"Risk Factors."


For the year ended December 31, 1998, Healthcomp made capital
expenditures of $87,000 and had acquisition costs of $19,000.   For the
year ended December 31, 1998, Healthcomp had an increase in other
assets of $26,000.   As a result, Healthcomp had net cash used in
investing activities of $80,000 for the year ended December 31, 1998.

For the year ended December 31, 1997, Healthcomp made capital
expenditures of $61,000 and had acquisition costs of $40,000.   For the
year ended December 31, 1997, Healthcomp had a decrease in other assets
of $7,000.   As a result, Healthcomp had net cash used in investing
activities of $108,000 for the year ended December 31, 1997.




For the year ended December 31, 1998, Healthcomp made net repayments of notes payable of $131,000.  Additionally, for the year ended December
31, 1998, Healthcomp received $779,999 from the issuance of common
stock.   As a result, Healthcomp had net cash provided by financing activities of $648,000 for the year ended December 31, 1998.

For the year ended December 31, 1997, Healthcomp made net borrowings of notes payable of $1,833,000 and received proceeds from the issuance of
common stock of $114,000.   Additionally, for the year ended December
31, 1997, Healthcomp purchased treasury stock of $22,000 resulting in net cash provided by financing activities of $1,925,000 for the year ended December 31, 1997.

For the nine months ended September 30, 1999, Healthcomp made capital expenditures of $768,000 and had acquisition costs of $376,000.  In addition, Healthcomp had a decrease in other assets of $243,000.  As a result, Healthcomp had net cash used in investing activities of
$901,000 for the nine months ended September 30, 1999.   Most of the
changes occurred as a result of Healthcomp's acquisition activity.

For the nine months ended September 30, 1998, Healthcomp made capital expenditures of $168,000 and acquisition adjustments of $70,000.  In
addition, Healthcomp had an increase in other assets of $38,000.   As a
result, Healthcomp had net cash used in investing activities of
$136,000 for the nine months ended September 30, 1998.

For the nine months ended September 30, 1999, Healthcomp made repayments of settlements of notes payable of $1,307,000 and received
$5,371,000 from the issuance of common stock.  As a result, Healthcomp had net cash provided financing activities of 4,064,000 for the nine
months ended September 30, 1999.   In addition, other current assets
increased as a result of (a) the deferred receipt (at the Company's request) of a portion of capital raised by Afton, Inc. before its reverse merger with the Company and (b) increases in prepaid expenses, sundry receivables and other current items resulting from acquisitions by the Company during 1999.

For the nine months ended September 30, 1998, made net borrowings of
$72,000.   In addition Healthcomp received $327,000 from the issuance
of its common stock.    As a result, Healthcomp had net cash provided
by financing activities of $399,000 for the nine months ended September
30, 1998.

During January 1999, Healthcomp (then Afton, Inc. - "Afton") raised $1.5 million through the issuance of 1.5 million shares of common stock. In addition, the investors received warrants to purchase 2.9 million shares of Healthcomp's common stock at an exercise price of $0.01 per share.
During March 1999, Afton converted $1.3 million of long-term debt to equity through the issuance of 1.04 million shares of common stock and warrants to purchase 520,000 shares of common stock at an exercise price of $0.01 per share. In addition, accrued interest totaling $176,072 was forgiven by the debtholders. As a result of these transactions, stockholders' equity increased by $2.8 million and long-term debt decreased by $1.3 million.

During March 1999, Healthcomp acquired all of the outstanding shares of Afton, Inc. in a reverse merger transaction accomplished through the issuance of 5.4 million shares of the Company's $0.001 par value common stock in exchange for all of Afton's outstanding common stock. In addition, Healthcomp issued 4.1 million warrants to purchase its common stock in exchange for all of Afton's outstanding warrants to purchase common stock. Immediately following this transaction, Healthcomp had 7.8 million shares of common stock outstanding and 4.1 million warrants to purchase common stock.

Results of Operations.   For the year ended December 31, 1998,
Healthcomp had a net loss of $1,769,000.    For the same period
Healthcomp had net sales of $9,459,999 and cost of sales of $4,512,000
resulting in a gross profit of $4,947,000.   For the year ended
December 31, 1998, Healthcomp had selling, general and administrative
expenses of $5,296,000.   These expenses included compensation and
benefits of $2,899,000, office expenses of $683,000, professional fees
of $469,000 and facilities costs of $302,000.   All other miscellaneous
expenses totaled $943,000.

For the year ended December 31, 1997, Healthcomp had a net loss of
$2,439,000.    For the same period Healthcomp had net sales of
$7,125,000 and cost of sales of $3,408,000 resulting in a gross profit
of $3,717,000.   For the year ended December 31, 1997, Healthcomp had


selling, general and administrative expenses of $4,912,000.   These
expenses included compensation and benefits of $2,628,000, office expenses of $525,000, professional fees of $432,000 and facilities costs of $314,000.  All other miscellaneous expenses totaled $1,013,000

1998 VS. 1997

 Net Sales.   Net sales increased $2.33 million to $9.46 million during
1998 compared with $7.1 million during 1997.  The increase was attributable primarily to stronger medical surveillance sales ($1.1 million) during 1998, the addition of several new substance abuse screening services customers ($0.9 million) and a full year of operations for the Company's specimen collection services that were acquired during early 1997 ($0.3 million).

 Gross Profit.   Gross profit increased $1.2 million, or 33.1%, from $3.7
million during 1997 to $4.9 million during 1998.  The improvement in gross profit was attributable to the volume growth described above.

 Operating Expenses.   Operating expenses increased 9.4% to $5.7 million
during the year ended December 31, 1998 from $5.3 million during the year ended December 31, 1997.  The increase was primarily attributable to the full year impact of the specimen collection services that were acquired during early 1997 ($0.3 million) and higher depreciation costs ($0.1 million) associated with capital expenditures during 1997 and 1998.

 Interest.   Interest expense increased $191,000 (35%), from $548,000
during the year ended December 31, 1997 to $739,000 during the year ended
December 31, 1998.  The increase was attributable primarily to amortization of deferred loan acquisition costs of $117,000.

For the nine months ended September 30, 1999, Healthcomp had a net loss
of $1,622,000.   For the same period, Healthcomp had net sales of
$6,971,000 and cost of sales of $$3,585,000 resulting in gross profit
of $3,386,000.   For the nine months ended September 30, 1999,
Healthcomp had selling, general and administrative expenses of
$3,510,000.   These expenses included compensation and benefits of
$2,067,000, office expenses of $642,000, facilities costs of $313,000, advertising and marketing of $38,000 and all other miscellaneous expenses of $450,000.

For the nine months ended September 30, 1998, Healthcomp had a net loss
of $735,000.   For the same period, Healthcomp had net sales of
$7,041,000 and cost of sales of $3,189,000 resulting in gross profit of
$3,852,000.   For the nine months ended September 30, 1998, Healthcomp
had selling, general and administrative expenses of $3,854,000.   These
expenses included compensation and benefits of $2,081,000, office expenses of $519,000, professional fees of $233,000, and all other miscellaneous expenses of $799,000.

1999 VS. 1998

 Net Sales.   Net sales were flat during 1999 compared with 1998 as
increased sales of substance abuse services ($0.3 million) and wellness programs ($0.1 million) were offset by softness in medical surveillance sales during the summer vacation and plant shutdown periods.

 Gross Profit.   Gross profit decreased $0.5 million from $3.9 million
during 1998 to $3.4 million during 1999.  The decrease was attributable to higher substance abuse services collection costs and technician stand-by costs in the medical surveillance area.

Operating Expenses.   Operating expenses decreased 7.8% to $3.9 million
during the nine months ended September 30, 1999 from $4.2 Most of the changes from 1998 to 1999 occurred as a result of
Healthcomp's acquisition activity.

 million during the nine months ended September 30, 1998. The decrease was primarily attributable to personnel reductions related to automation benefits and consolidation of offices.

 Interest.   Interest expense decreased $71,000 (16%), from $448,000 during the nine months ended September 30, 1998 to $377,000 during the nine months ended September 30, 1999.  The decrease was attributable primarily to a new financing agreement with Bank of America that the Company negotiated during February 1999.


 Other Expense.    Other expense totaled $755,000 during the nine months
ended September 30, 1999 compared with $33,000 during the same period in
1998.  The increase resulted from higher acquisition-related costs associated with a higher activity level during 1999 than during 1998.

Year 2000 Compliance Issues. Healthcomp has experienced no material effects regarding any Year 2000 compliance issues.


ITEM 3.  DESCRIPTION OF PROPERTY.

Healthcomp's executive offices consist of approximately 3200 square
feet, located at 7126 Beneva Road, Suite 200, Sarasota Florida.   The
offices are leased by Healthcomp on a annual basis for $5,200 per month commencing January 1, 1999.

The Company's lease at 7126 Beneva Road, Sarasota, Florida terminated as of December 31, 1999. As of December 1, 1999, the Company entered into a five-year lease for executive office space at 2001 Siesta
Drive, Sarasota, Florida. The offices comprise approximately 6,100 square feet for which the Company will pay $109,662 during 2000. The rent is subject to an annual increase of 3% beginning February 1, 2001 and is renewable at Healthcomp's option for an additional five-year term upon expiration of the initial term subject to the same terms and conditions as provided in the current lease.



Healthcomp's Bismarck data processing center consists of approximately
4800 square feet, located at 2301 University Drive, Bismarck, North
Dakota.   These premises are leased by Healthcomp on a 4 year ten month lease basis for $3,400 per month with escalation costs commencing on
March 1, 1996 and expiring on December 31, 2000.   The Company's rent
escalated 6.25% (to $3,400 per month) on January 1, 1999 and is not
subject to escalation during 2000.   The lease is renewable by mutual
agreement of Healthcomp and the City of Bismarck (the landlord) for an additional period ranging from one to five years as mutually agreed.
Rent payable under any lease renewal term is subject to escalation based on the previous year's rent plus an amount equal to the current rent times the percentage change in the Consumer Price Index for all
Urban Consumers, all items, Selected Large Cities, national Index for the twelve month period preceding renewal.

Healthcomp's Clearwater data processing center consists of 1933 square
feet, located at 18820 US highway 19 North, Clearwater Florida.   These
premises are leased by Healthcomp on a 3-year lease for $2,014 per month plus escalation costs commencing on September 1, 1999. The
Company's rent is subject to a 4% increase on September 1, 2000 with no further escalation until the termination of the lease on August 31,
2002.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

There are currently 11,998,914 common shares outstanding and warrants to purchase an additional 4,991,133 common shares, 3,019,068 of which
are controlled by certain beneficial owners and management.   Assuming
exercise of all of the warrants, there will be 15,017,982 common shares
outstanding.   The following tabulates holdings of shares and other
securities of Healthcomp by each person who, subject to the above, at the date of this prospectus, holds of record or is known by management to own beneficially more than 5.0% of the Common Shares and, in addition, by all directors and officers of Healthcomp individually and
as a group.   Each named beneficial owner has sole voting and
investment power with respect to the shares set forth opposite his name.

                        Shareholdings

                              Number & Class(1)      Percentage of
Name and Address                  of Shares          Common Shares(3)

Martin J. Clegg
7303 Midnight Pass Rd         2,332,594(2)                 15.53%
Sarasota, FL 34242



John F. Thomas
206 Coconut Avenue            1,070,263(2)                  7.13%
Anna Maria, FL 34216

Jeffrey H. Lowrey
750 Bray Station Road           731,248(2)                  4.87%
Collierville, TN 38017

Thomas M. Hartnett              278,000                     1.85%(3)
9992 Cherry Hills Avenue Circle
Bradenton, FL 34202

Keith M. Fred                   278,000                     1.85%(3)
4152 Central Sarasota Parkway
#716
Sarasota, FL 34238

Philip D. Kaltenbacher
614 Owl Drive South           1,629,749(2)                 10.85%(3)
Sarasota, FL 34236

Directors and Officers
  as a group
   (5 persons)
                             4,690,105(2)                   31.23%(3)

(1)Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise.
Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable unity property laws.

(2)Includes warrants to purchase common shares of Healthcomp exercisable within sixty days as summarized below:

Name                           Number of Shares

Martin J. Clegg                   1,364,594
John F. Thomas                      374,725
Jeffrey H. Lowrey                   200,000
Philip D. Kaltenbacher            1,079,749

(3)Assumes exercise of all 3,019,068 outstanding warrants held by certain beneficial owners and management.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Board of Directors. The following persons listed below have been retained to provide services as director until the qualification and election of his successor. All holders of Common Stock will have the right to vote for Directors of Healthcomp. The Board of Directors has primary responsibility for adopting and reviewing implementation of the business plan of Healthcomp, supervising the development business plan, review of the officers' performance of specific business functions.
The Board is responsible for monitoring management, and from time to time, to revise the strategic and operational plans of Healthcomp.
Directors receive no cash compensation or fees for their services rendered in such capacity. The directors will serve until the next annual meeting scheduled for the second quarter of 2000.

The Executive Officers and Directors are:

Name                          Position                Term(s) of Office

Martin J. Clegg, age 61   President, Chief Operating     April 1999
                             Officer, Director          to present


John F. Thomas, age 63         Chief Executive    March 1996 to present
                           Officer, Director




Keith M. Fred, Ed.D., age 58 Senior Vice President March 1996 to present

Jeffrey H. Lowrey, M.D., age 46   Director        March 1996 to present

Thomas M. Hartnett, age 50    Senior Vice President         August 1998
                            Chief Financial Officer        to present
                                 Director

All of the officers devote approximately 100% of their time to the business.

RESUMES

Martin J. Clegg.    Mr. Clegg has been president, chief operating
officer and a director of Healthcomp since April 1999.   From 1994 to
1999, Mr. Clegg was president and chief executive officer of Beverage Marketing International, a consulting firm involved in developing and implementing multi-national consumer product and services joint
ventures.   From 1990 to 1994, Mr. Clegg was the chief executive
officer of Benjamin Shaw's Ltd., a private label bottler in the United
Kingdom.

John F. Thomas.   Mr. Thomas has been chief executive officer and
chairman of the Board of Directors of Healthcomp since 1996. From 1987 to 1996, Mr. Thomas was a senior partner at Management Equities, Inc., a company which provides interim management acting as CEO for over 20
companies.   From 1991 to 1993, Mr. Thomas was president and chief
operating officer of Metrex Research Corporation, a medical device producer. Mr. Thomas earned a Bachelor of Arts degree in 1958 from Earlham College and attended graduate school in 1959 at the University of Connecticut and in 1963 at Syracuse University.

Keith M. Fred, Ed.D. has been senior vice president of operations of Healthcomp from March 1996 to present. Dr. Fred has also been president
of AmeriTest, Inc. for that same period.   From 1995 to 1996, Dr. Fred
was vice president of Risk Assessment Systems, Inc., a health/wellness service provider. Dr. Fred earned a Bachelor of Art and Masters degree
in 1965 from Eastern New Mexico University.   In 1970, Dr. Fred
received a doctorate in education from the University of Southern
Mississippi.

Thomas M. Hartnett.   Mr. Hartnett has been senior vice president and
chief financial officer of Healthcomp from 1998 to present.   From 1996
to 1998, Mr. Hartnett was president of DFG Management, Inc., an
advisory services and investment banking firm.   From 1994 to 1996, Mr.
Hartnett was vice president of Finance and Administration for Florida's Choice Juice & Beverage Co., Inc., an exporter of juices and fruit-
flavored beverages.   Mr. Hartnett earned a Bachelor of Arts degree in
1971 from Dartmouth College.   Mr. Hartnett attended classes in
strategic financial planning at Kellogg School, Northwestern University in 1981 and in mergers and acquisitions at Wharton School, University of Pennsylvania in 1985.

Jeffrey H. Lowrey, M.D.   Dr. Lowrey has been a director of Healthcomp
since March 1996.   From 1980 to present, Dr. Lowrey has been Executive
Medical Director and a member of the Board of Directors of Baptist Minor Medical Center, an occupational medicine provider throughout the
state of Tennessee.    During that same time, Dr. Lowrey has been
Medical Director of Baptist CompTrac Workers' Compensation Program, a provider of workers' compensation services; Medical Director of Occupational Medicine of Baptist Memorial health Care Corporation, a provider of comprehensive occupational medical services; and Medical
Director of Addiction Services for Parkwood Hospital.   Dr. Lowrey
earned a Bachelor of Arts in 1975 from the University of Arkansas and doctorate in medicine from the University of Arkansas for Medical Sciences in 1980.

Executive Compensation

                                                                                        Long Term Compensation
                                                                                      -----------------------------
                                    Annual Compensation                    Awards               Payouts
                               ---------------------------        ----------------------      ----------
                                                     Other        Restricted  Securities
                                                     Annual          Stock    Underlying         LTIP       All Other
 Name and Position       Year  Salary($)  Bonus($)  Compensatio($)  Awards($)  Options/SARs(#)  Payouts($) Compensation($)
 John F. Thomas(1)       1999  $ 118,062  ----         ----           ----      901,000           ----        ----
   Chairman & CEO        1998    138,000  ----         ----           ----        ----            ----        ----
                         1997    108,000  ----         ----           ----        ----            ----   $  28,000

 Martin J. Clegg(2)      1999   $ 48,439  ----         ----           ----      278,000           ----        ----
   President             1998      ----   ----         ----           ----       ----             ----        ----
                         1997      ----   ----         ----           ----       ----             ----        ----

 Keith M. Fred           1999   $ 92,827  ----         ----           ----      278,000           ----        ----
   Senior Vice President 1998     86,250  ----         ----           ----       ----             ----        ----
                         1997     76,250  ----         ----           ----       ----             ----        ----

 Thomas M. Hartnett(3)   1999  $ 127,308  ----         ----           ----      278,000           ----        ----
   Senior Vice President 1998     31,667  ----	         ----           ----       ----             ----        ----
                         1997      ----   ----         ----           ----       ----             ----        ----

(1)Mr. Thomas assumed the positions of Chairman and Chief Executive Officer during March 1997. All other compensation during 1997 represents consultancy fees paid to Mr. Thomas prior to his becoming an officer of the Company.
(2)Mr. Clegg assumed his position on April 1, 1999.
(3)Mr. Hartnett assumed his position on August 15, 1998.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On December 1, 1999, Healthcomp entered into a purchase agreement with John Thomas, Healthcomp's chairman of the Board of Directors to acquire a vehicle to provide mobile mammography screening services for
Healthcomp's wellness business.   Consideration paid totaled $14,000;
the value was based on an arms-length purchase transaction from the
vehicle's previous owner.   Mr. Thomas paid $14,000 for the vehicle on
July 29, 1999.

On September 1, 1997, the Company entered into an agreement with DFG Management, Inc. ("DFGM") to perform strategic planning and operational analysis services. DFGM is a related party, as the Company's chief financial officer was employed by DFGM and had rendered certain services to the Company until being hired by the Company in August 1998. Fees paid to DFGM totaled $11,000 and $67,000 during the years ended December 31, 1998 and 1997, respectively. Furthermore, DFGM also provides management advisory services under an agreement with Dominion Financial Group International, LDC ("DFGI"). DFGI owned 359,000 shares of the Company's stock at December 31, 1998 and 1997. Under the agreement with DFGI, the Company paid a monthly retainer of $5,000 for services rendered reimbursement of out-of-pocket expenses, and the granting of warrants to purchase 60,000 shares of common stock at an exercise price of $1 per share.

During July 1997, the Company entered into an agreement with Sackville Advisors, Ltd. ("Sackville") to provide financial advisory services for the Company. Sackville's chairman was a member of the Company's board of directors until February 1999. The agreement was effective until canceled during May 1998. The Company paid Sackville fees of $34,000 and $74,000 during the years ended December 31, 1998 and 1997, respectively, and reimbursed certain expenses of $19,000 in the year ended December 31, 1997. During June 1998, Sackville's chairman was granted warrants to purchase 12,500 shares of the Company's common stock at an exercise price of $1 per share.

The Company entered into an agreement with MJC International, Inc. ("MJC") to provide management and financial advisory services during July 1998. MJC is owned by the Company's current president. The agreement provided for a monthly retainer of $10,000 and performance bonuses of up to $40,000 and was renewable quarterly. The agreement was terminated on March 31, 1999 prior to the president's joining the Company during April 1999.

ITEM 8.  DESCRIPTION OF SECURITIES

The following statements constitute brief summaries of the material provisions ofHealthcomp's Certificate of Incorporation and Bylaws, as amended.

Common Shares. Healthcomp's articles of incorporation authorize it to issue up to 50,000,000 Common Shares, $0.001 par value per Common
Share.
All outstanding Common Shares are legally issued, fully paid and non-assessable.

Liquidation Rights. Upon liquidation or dissolution, each outstanding Common Share will be entitled to share equally in the assets of Healthcomp legally available for distribution to shareholders after the payment of all debts and other liabilities. There are no redemption or sinking fund provisions available to the Common Shares.

Dividend Rights.   There are no limitations or restrictions upon the
rights of the Board of Directors to declare dividends out of any funds legally available therefor. Healthcomp has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially may follow a policy of retaining earnings, if any, to finance the future growth of Healthcomp. Accordingly, future dividends, if any, will depend upon among other considerations, Healthcomp's need for working capital and its financial conditions at the time.

Voting Rights.   Holders of common shares of Healthcomp are entitled to
voting rights.  Holders may cast one vote for each share held at all
shareholders meetings for all purposes.   There are no cumulative
voting rights.

Other Rights.   Common shares are not redeemable, have no conversion
rights and carry no preemptive or other rights to subscribe to or purchase additional common shares in the event of a subsequent
offering.   Furthermore, no shareholder has a preemptive right to
acquire any treasury shares or securities convertible into shares of Healthcomp.

Transfer Agent. Alpha Tech Stock Transfer located in Salt Lake City, Utah acts as Healthcomp's transfer agent.

                        PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND RELATED STOCKHOLDER MATTERS

Healthcomp's common shares began trading on the NASD Bulletin Board on
April 6, 1999.   On December 15, 1999, the Company's common shares were
de-listed from the NASD Bulletin Board pending clearance of the
Company's Form 10SB filing.   Trading in the Company's shares has
continued on the Pink Sheets operated by the National Quotation Bureau L.L.C. The following table sets forth the range of high and low bid quotations for Healthcomp's common stock for each quarter since Healthcomp commenced trading as reported on the NASD Bulletin Board, by First Level Capital, Night Securities, Mueller and Company, Paragon Capital Corporation, Sharpe Capital, Wien Securities Corp. Wm V. Frankel, Will Thompson Magid & Company and W. R. Company, Healthcomp's
market makers.    The quotations represent inter-dealer prices without
retail markup, markdown or commission, and may not necessarily represent actual transactions.

        Quarter  Ended                   High  Bid              Low Bid
                June 30, 1999            $10.00                  $4.00
              September 30, 1999         $4.375                  $1.062
               December 31, 1999         $1.50                   $0.07

As of January 18, 2000, the Company's shares closed at $0.63.
Healthcomp has never paid any cash dividends nor does it intend, at this time, to make any cash distributions to its shareholders as dividends in the near future.

As of September 30, 1999, the number of holders of Healthcomp's common shares was approximately 174.

ITEM 2.  LEGAL PROCEEDINGS

Healthcomp is not a party to any legal proceedings of a material nature nor is Healthcomp aware of any disputes that may result in legal proceedings that would have a material adverse effect on the Company's operating results.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

During Healthcomp's two most recent fiscal years or any later interim period, there have been no changes in or disagreements with Healthcomp's principal independent accountant or a significant subsidiary's independent accountant.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

In 1997, Healthcomp sold 115,835 common shares to the following individuals and entities at $1.00 per common share in cash:

Name                      Date   Number of Shares
Phoenix Partners          1/97       60,000
John F. Thomas            6/97       25,000
                          7/97       25,000
Robin M. Stevenson       12/97        5,835

All of the listed sales were made in reliance upon the exemption from registration offered by Section 4(2) of the Securities Act of 1933, as amended and applicable state private offering exemptions.

Based upon the pre-existing relationship between the shareholders and Healthcomp, Healthcomp believes it had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers (1) were purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions. The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in Healthcomp's transfer records. All such sales were effected without the aid of underwriters, and no sales commissions were paid.

In September 1997, Healthcomp issued 60,000 Warrants to DFG Management, Inc. for partial payment of financial advisory services

The sale was made in reliance upon the exemption from registration offered by Section 4(2) of the Securities Act of 1933, as amended and applicable state private offering exemptions.

Based upon the pre-existing relationship between the shareholder and Healthcomp, Healthcomp believes it had reasonable grounds to believe immediately prior to making an offer to the private investor, and did in fact believe, when such subscription was accepted, that such purchaser (1) was purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that it was capable of evaluating the merits and risks of its investment and was able to bear those risks. The purchaser had access to pertinent information enabling it to ask informed questions. The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in Healthcomp's transfer records. The sale was effected without the aid of underwriters, and no sales commissions were paid.

In 1997, Healthcomp issued 654,494 warrants in conjunction with debt financing received from existing shareholders.

Name                             Date             Number of Warrants
Dominion Financial
   Group International, LDG      2/97                 33,663
                                 4/97                 16,831
                                 6/97                 10,000
                                 9/97                122,000
John F. Thomas                   7/97                 20,000
Jeffrey H. Lowrey                7/97                100,000
John R. Emmett                   7/97                100,000
Richard Luscomb                  7/97                 10,000
Aubrey Smith                     7/97                 12,000
Thomas E. Elkin                  8/97                 30,000
William k. Bryan, Sr.           10/97                200,000

All of the listed sales were made in reliance upon the exemption from registration offered by Section 4(2) of the Securities Act of 1933, as amended and applicable state private offering exemptions.

Based upon the pre-existing relationship between the shareholders and Healthcomp, Healthcomp believes it had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers (1) were purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions. The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in Healthcomp's transfer records. All such sales were effected without the aid of underwriters, and no sales commissions were paid.

In December 1997 and January 1998, Healthcomp issued 812,117 common shares at a conversion rate of $1.00 per common share to the following individuals and entities for debt and interest conversion of $780,000 and $32,117, respectively.

Name                    Number of Shares
Jeffrey H. Lowrey        117,690
John R. Emmett           117,690
Thomas E. Elkin          117,690
Jeremiah Upshaw           96,833
Richard Luscomb          117,690
Aubrey Smith              30,000

Henry L. Adkins           96,834
Harris L. Smith          117,690
John F. Thomas            50,000

All of the listed sales were made in reliance upon the exemption from registration offered by Section 4(2) of the Securities Act of 1933, as amended and applicable state private offering exemptions.

Based upon the pre-existing relationship between the shareholders and Healthcomp, Healthcomp believes it had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers (1) were purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions. The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in Healthcomp's transfer records. All such sales were effected without the aid of underwriters, and no sales commissions were paid.

During the first and second quarters of 1998, Healthcomp issued 90,000 warrants in conjunction with debt financing.

Name                           Date              Number of Warrants
Charles N. Lafasciano          3/98                  40,000
KFS Group, Inc.                4/98                  20,000
Alfred D. Cobb                 5/98                  20,000
Martin J. Clegg                7/98                  10,000

These issuances were made in compliance with Rule 506, Regulation D of the Securities Act of 1933 by Healthcomp's management and selected broker/dealers. No commissions or other remuneration was paid to anyone. The determination of whether an investor was accredited or nonaccredited was based on the responses in the subscription agreement filled out by each investor.

In June 1998, Healthcomp issued 12,500 warrants as partial compensation to Ronald L. Wallace for consulting services.

These issuances were made in compliance with Rule 506, Regulation D of the Securities Act of 1933 by Healthcomp's management and selected broker/dealers. No commissions or other remuneration was paid to anyone. The determination of whether an investor was accredited or nonaccredited was based on the responses in the subscription agreement filled out by each investor.

In 1998, Healthcomp sold 750,000 common shares to the following individuals and entities at $1.00 per common share:

Name                         Date        Number of Shares

William E. Whitman          8/98            12,500
Earl Silvers                8/98            12,500
John R. Mader               8/98            35,000
Lillian T. Kreiger          8/98            25,000
Kenneth E. Hoskinson, Jr.   8/98            15,000
Elmo J. Muzzi
   Revocable Trust          9/98            30,000
James M. Muzzi              9/98            20,000
Declan Huber                9/98            20,000
Philip D. Schwanz           9/98            20,000
Earl J. & Doris R.
   Armbruster               9/98            50,000
Donald A. Muzzi             9/98            30,000
Joel Wantman                9/98            20,000
Federbush Family Trust      9/98            50,000
Richard A. Brindley Trust  11/98            80,000
Aaron & Marianne Siegal    11/98            30,000
Craig Gonzales             11/98            50,000
Jerome P. Groom IRA        11/98            50,000
Leonard H. &
   Nancy B. Johnson        12/98            10,000
Vernon G. Buchanan         12/98            90,000

Frederick A. Ahlborn       12/98            25,000
Thomas F. Kelly            12/98            50,000
W. David Corbett IRA       12/98            25,000

These issuances were made in compliance with Rule 506, Regulation D of the Securities Act of 1933 by Healthcomp's management and selected broker/dealers. No commissions or other remuneration was paid to anyone. The determination of whether an investor was accredited or nonaccredited was based on the responses in the subscription agreement filled out by each investor.

During December 1998, Healthcomp issued 28,799 common shares upon the exercise of outstanding warrants.

Name                          Number of shares

Henry L. Adkins                   280
Thomas E. Elkin                 5,625
Robin M. Stevenson                350
Jeffrey H. Lowrey              10,735
Richard L. Luscomb              6,045
John R. Emmett                  4,785
Herman A. Crisler, Jr.            979

These issuances were made in compliance with Rule 506, Regulation D of the Securities Act of 1933 by Healthcomp's management and selected broker/dealers. No commissions or other remuneration was paid to anyone. The determination of whether an investor was accredited or nonaccredited was based on the responses in the subscription agreement filled out by each investor.

During the first quarter of 1999, Healthcomp issued 1,500,000 common
shares for net cash proceeds of $1,500,000.   In addition, the
following investors received five-year warrants to purchase 2,900,000 common shares at an exercise price of $.01 per common share.

Name                     Number of Shares        Number of Warrants
Martin J. Clegg               690,000               1,354,594
Paul W. Horton                 15,000                  29,448
Philip D. Kaltenbacher        550,000               1,079,749
Carolyn T. Macumber            10,000                  19,632
Cynthina C. Thomas             10,000                  19,632
John F. Thomas                 17,538                  31,725
Ralph W. Thomas                10,000                  19,632
Gail Kurz                      37,500                  73,619
Laura Ross                     37,500                  73,619
Trust for the Children
   of Gail Kurz                37,500                  73,619
Trust for Children
   of Laura Ross               37,500                  73,619
Mark Green                     25,000                  49,080
Perry Trechak                  25,000                  49,080

These issuances were made in compliance with Rule 506, Regulation D of the Securities Act of 1933 by Healthcomp's management and selected broker/dealers. No commissions or other remuneration was paid to anyone. The determination of whether an investor was accredited or nonaccredited was based on the responses in the subscription agreement filled out by each investor.

During March 1999, notes totaling $1,300,000 were converted into
1,040,000 common shares and related accrued interest totaling $176,000
was forgiven.   In connection with conversion, Healthcomp issued five-
year warrants to purchase 520,000 common shares at an exercise price of $.01 per share.

Name                     Number of Shares          Number of Warrants

William k. Bryan, Sr.          400,000                  200,000
Alfred D. Cobb                  40,000                   20,000
Thomas E. Elkin                 60,000                   30,000
John R. Emmett                 200,000                  100,000
Charles N. Lafasciano           60,000                   30,000
John R. Stanton                 60,000                   30,000
Jeffrey H. Lowrey              200,000                  100,000
Richard L. Luscomb              20,000                   10,000

The issuances were made in reliance upon the exemption from registration offered by Section 4(2) of the Securities Act of 1933, as amended and applicable state private offering exemptions.

Based upon the pre-existing relationship between the shareholders and Healthcomp, Healthcomp believes it had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers (1) were purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions. The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in Healthcomp's transfer records. All such sales were effected without the aid of underwriters, and no sales commissions were paid.

In March 1999, Healthcomp issued 60,000 common shares to Charles N. Lafasciano and 60,000 common shares to John R. Stanton upon exercise of a total of 120,000 warrants.

In April 1999, Healthcomp issued 75,000 common shares to Gulf Atlantic Publishing, Inc. and 25,000 common shares to Corporate Relations Group, Inc. for public relations services provided to Healthcomp valued at $100,000.

The above issuances in March and April were made in reliance upon the exemption from registration offered by Section 4(2) of the Securities Act of 1933, as amended and applicable state private offering exemptions.

Based upon the pre-existing relationship between the shareholders and Healthcomp, Healthcomp believes it had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers (1) were purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions. The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in Healthcomp's transfer records. All such sales were effected without the aid of underwriters, and no sales commissions were paid.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Indemnification. Healthcomp shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Nevada, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of Healthcomp, or served any other enterprise as director, officer or employee at the request of Healthcomp. The Board of Directors, in its discretion, shall have the power on behalf of the Company to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of Healthcomp.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of Healthcomp, Healthcomp has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Healthcomp of expenses incurred or paid by a director, officer or controlling person of Healthcomp in the successful defense of any action, suit or proceedings) is asserted by such director, officer, or controlling person in connection with any securities being registered, Healthcomp will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING THE CORPORATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, IS HELD TO BE AGAINST PUBLIC POLICY BY THE SECURITIES AND EXCHANGE COMMISSION AND IS THEREFORE UNENFORCEABLE.


                                      PART F/S

The following financial statements required by Item 310 of Regulation S-B are furnished below:

Healthcomp Evaluation Services Corporation Unaudited Balance Sheet dated September 30, 1999
Healthcomp Evaluation Services Corporation Unaudited Statement of Operations for the nine months ended September 30, 1999 and 1998 Healthcomp Evaluation Services Corporation Unaudited Statement of Cash Flows for the nine months ended September 30, 1999 and 1998
Healthcomp Evaluation Services Corporation Notes to Unaudited Consolidated Financial Statements

Independent Auditor's Report dated May 15, 1999
Consolidated Balance Sheets - December 31, 1998
Consolidated Statement of Operations for the year ended December 31,
1998
Consolidated Statement of Changes In Stockholders' Equity for the year ended December 31, 1998
Consolidated Statement of Cash Flows for the
   Year Ended December 31, 1998
Notes to Consolidated Financial Statements

           Healthcomp Evaluation Services Corporation
                       Balance Sheet

                                             September 30,
                                       --------------------------
                                         1999              1998
                                         ----              ----
Current Assets
  Cash                                    $55              $145
  Accounts receivable (net)             2,018             1,597
  Inventory                               143               101
  Other current assets                  1,654               126
                                       ------            ------
        Total Current Assets            3,870             1,969
                                       ------            ------
Property and equipment (net)            1,253               881
Intangibles (net)	                       2,319             2,069
Deposits                                    -                 -
                                       ------            ------
        Total Assets                   $7,442            $4,919
                                       ======            ======
Current Liabilities
  Short-term debt	                      $1,560              $595
  Accounts payable                      2,117             1,709
  Other costs accrued                     652               605
  Interest payable                        176               119
  Taxes payable                             -                 -
  Other current liabilities                 3                70
                                       ------            ------
        Total Current Liabilities       4,508             3,098
                                       ------            ------
Long-term debt                            584             2,700
Other long-term liabilities                12                15
Shareholders' Equity
  Common stock                             12                 4
  Paid in capital	                       9,098             2,843
  Treasury stock                         (142)             (142)
  Retained earnings                    (6,630)           (3,598)
                                      -------            ------
         Total Shareholders' Equity     2,338              (894)
                                       ------             -----
         Total Liabilities and Equity  $7,442            $4,919
                                       ======            ======

                     Healthcomp Evaluation Services Corporation
                        Consolidated Statement of Operations

                                     Three Months Ended                  Nine Months Ended
                                        September 30,                       September 30
                                     1999           1998                1999            1998
                                    ------         ------              ------          ------
                                     (000)          (000)              (000)          (000)
Sales                              $2,568.6       $2,467.9           $6,971.4        $7,041.1
Cost of goods sold                  1,291.8        1,083.4            3,585.1         3,189.4
                                   --------       --------           --------        --------
  Gross Profit                      1,276.8        1,384.5            3,386.3         3,851.7

Expenses
  Comp & benefits	                     698.1          745.6            2,066.9         2,080.9
  Professional fees                    35.6           91.5              126.6           233.0
  Advertising/mktg.                    17.0           14.3               38.2            37.9
  Office expenses	                     234.5          183.3              642.2           519.6
  Facilities                          130.3           79.0              312.7           221.8
  Other                               225.8          240.9              323.0           761.0
                                   --------       --------           -------          -------
    Total                           1,341.3        1,354.6            3,509.6         3,854.3
                                   --------       --------           --------         -------
Operating Loss                       (198.8)         (85.6)            (489.3)         (328.9)
Interest                              123.4          149.1              376.9           448.4
Other (Income)/Expense                105.4          (15.4)             755.4            32.8
                                    -------        -------            -------         -------
Loss before income taxes             (427.6)        (219.3)          (1,622.1)         (810.1)
Income taxes                              -              -                  -               -
                                    -------        -------            -------         -------
Net income                          $(427.6)       $(204.8)         $(1,622.1)        $(810.1)
                                    =======        =======          =========         =======
Earnings per share                   $(0.04)        $(0.05)            $(0.16)         $(0.20)

          Healthcomp Evaluation Services Corporation
                     Statement of Cash Flows

                                               Nine Months Ended
                                                 September 30,
                                               1999         1998

Cash flows from operating activities:
        Net Income/(Loss)                   $(1,622)      $(810)
Adjustments to reconcile net
   loss to net cash
used in operating activities:
   Depreciation and amortization                367         326
     Amortization of debt issuance costs          -           -
     Deferred income tax provision	                -           -
   Changes in assets and liabilities,
        net of acquisitions:
    Accounts receivable, net                   (710)       (624)
    Prepaid expenses and other
        current assets                       (1,907)        215
     Accounts payable and accrued expenses      307         578
                                             ------       -----
       Net cash used in operating activities (3,565)       (315)
                                             ------        ----
Cash flows from investing activities:
   Capital expenditures                        (768)       (168)
   Acquisitions                                (376)         70
   Change in other assets                       243         (38)
                                              -----       -----
       Net cash used in investing activities   (901)       (136)
                                              -----       -----
Cash flows from financing activities:
    Net (repayments) borrowings of
       notes payable                         (1,307)         72
    Proceeds from the issuance of
       common stock                           5,371         402
    Purchase of treasury stock                    -           -
                                              -----        ----
        Net cash provided by financing
        activities                            4,064         474
                                              -----        ----
Net Change in Cash and Cash Equivalents        (403)         23

Cash and Cash Equivalents, beginning of year    457         122
                                              -----        ----
Cash and Cash Equivalents, end of period        $55        $145
                                              =====        ====

HEALTHCOMP EVALUATION SERVICES CORPORATION
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 1999

  1.   BASIS OF PRESENTATION

Healthcomp Evaluation Services Corporation (the "Company" or "HESc") is an occupational health services company that provides a broad array of preventive health services, including drug and alcohol testing programs, on-site occupational health screening services, physical examinations, and health risk assessments, to corporate and government clients. The Company (formerly Handell-Graff, Inc.) was incorporated on November 23, 1993. The Company's focus is continued growth through acquisitions of existing profitable businesses in the Company's target market and expansion within existing sectors.

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

During 1998, the Company merged with Quality Health Services, Inc. ("QHS"), a Kansas City, Missouri-based mobile medical surveillance firm, through an exchange of common stock. The transaction was accounted for using the pooling-of-interests method of accounting. Accordingly, all financial results of the periods presented have been restated to include the operating results of QHS.

On February 2, 1999, the Company merged with Health Evaluation Programs, Inc. ("HEP"), a Chicago-based provider of mobile medical surveillance services, through the exchange of common stock. The transaction was accounted for using the pooling-of-interests method of accounting, and all financial results of the periods presented have been restated to include the operating results of HEP.

Additionally, the Company acquired certain companies discussed in
Note 3. These acquisitions were accounted for using the purchase method of accounting.

  2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The Company's management has made a number of estimates and assumptions (relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities) to prepare these financial statements in conformity with generally accepted accounting principles. Although these estimates represent, to the best of management's knowledge and belief, those adjustments necessary to present fairly the Company's financial position and results of operations for the periods reported, the actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable
An allowance for uncollectible accounts has been established based on the Company's collection experience and an assessment of the collectibility of specific accounts.

Inventory
Inventory is stated at the lower of cost or market using the first-in, first-out method.

Property and Equipment
Property and equipment are stated at cost. When assets are retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statements of operations.

The Company utilizes the straightline method of depreciation over the following estimated useful lives:

Computer hardware and software Three years
Machinery and equipment Three to ten years

Intangibles
Intangibles, primarily goodwill, are amortized on a straight-line basis for periods ranging from 15 to 20 years. The Company recorded amortization expense of $134,000 and $118,000 in 1999 and 1998, respectively. At September 30, 1999, accumulated amortization of goodwill was $459,000. In accordance with Statement of Financial

Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Company periodically evaluates whether events and circumstances have occurred that indicate that the remaining estimated useful life of the intangibles may warrant revision or that the remaining balance of intangibles may not be recoverable. When factors (such as a change in law or regulatory environment or forecasts showing changing long-term profitability) indicate that intangibles should be evaluated for possible impairment, the Company uses an estimate of the related business unit's undiscounted net income over the remaining life of the intangibles to measure whether the intangibles are recoverable.

Income Taxes
The Company provides for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires recognition of deferred tax assets and liabilities using currently enacted tax rates.

Financial Instruments
The fair value of the Company's debt is based on the current rates available to the Company for debt of the same remaining maturity and, as of September 30, 1999, approximates the carrying amounts.

Earnings Per Common Share and Common Share Equivalent
In accordance with SFAS No. 128, "Earnings Per Share," basic earnings per share ("EPS") are computed based on the weighted average number of shares of the Company's common stock outstanding. Since the impact of the Company's common equivalent shares from stock options, warrants, and convertible securities is antidilutive, they are not included in the computation of diluted EPS.

New Accounting Pronouncements
In 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for the reporting of comprehensive income and its components. Comprehensive income includes all changes in a company's equity during the period that result from transactions and other economic events other than transactions with its stockholders. SFAS No. 130 was effective for the year beginning January 1, 1998. For the Company, comprehensive income (loss) equals net income (loss).

In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which requires that an enterprise disclose certain information about operating segments. SFAS No. 131 was effective for financial statements for the Company's year ended December 31, 1998. SFAS No. 131 did not require additional disclosure or revision of prior disclosures. The Company operates in one segment.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which addresses the accounting for derivative instruments. The provisions of SFAS No. 133 are effective for financial statements for the Company's fiscal year beginning January 1, 2001. The Company does not expect SFAS No. 133 to have a significant effect on its current financial reporting.

  3.   BUSINESS COMBINATIONS
During 1999, the Company acquired certain assets of companies involved in the medical screening and wellness assessment industry using the purchase method of accounting. The Company recorded the assets and liabilities of the acquired companies at their estimated fair values with the excess of the purchase price over these amounts being recorded as goodwill. The results of operations of these acquired companies have been included in the Company's consolidated operations from the date of acquisition forward.

On April 1, 1999, the Company acquired the assets of Health Services of Florida, Inc., a Clearwater, Florida-based wellness testing firm, for a purchase price of $187,000, which included the assumption of liabilities of $4,000. The excess of the purchase price over the fair value of the identifiable assets acquired of $110,000 has been recorded as an intangible and is being amortized on a straight-line basis over 20 years. The allocation of the purchase price to the assets acquired and liabilities assumed has been recorded based on the fair value, as follows:

Working capital, net       $   31,000
Property and equipment         50,000
Intangibles                   110,000
Liabilities assumed            (4,000)
                           ----------
                           $  187,000

On June 1, 1999, the Company acquired certain mobile health testing services assets from UPMC Diversified Health Services, Inc., a unit of the University of Pittsburgh health system, for a purchase price of $814,000. The excess of the purchase price over the fair value of the identifiable assets acquired of $251,000 has been recorded as an intangible and is being amortized on a straight-line basis over 20 years. The allocation of the purchase price to the assets acquired and liabilities assumed has been recorded based on the fair value, as follows:

Working capital, net         $   125,000
Property and equipment           438,000
Intangibles                      251,000
                             -----------
                             $   814,000

Pro forma results related to the 1999 acquisitions have not been presented, as the effects are not material.

  4.   PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at September 30, 1999:

Computer hardware and software           $   773,000
Machinery and equipment                    2,557,000
                                        ------------
                                          3,330,000
Less accumulated depreciation            (2,077,000)
                                      -------------
Property and equipment, net           $   1,253,000

Depreciation expense totaled $234,000 for the nine months ended
September 30, 1999.

  5.   LONG-TERM DEBT

At September 30, 1999, long-term debt consisted of the following:
Note payable to third party, due July 2007, payable in monthly installments of $10,000, bearing interest at 14%
                                                          $ 535,000

Note payable to bank, due May 1999, payable in monthly installments of $4,226, bearing interest at 9.75%
                                                            71,000

Note payable to bank, due April 2006, payable in monthly installments of $692, bearing interest at 9.75%
                                                            39,000

Note payable to bank, due June 2004, payable in monthly installments of $465, bearing interest at 9.75%
                                                            20,000

Note payable to bank, due September 2001, payable in monthly installments of $448, bearing interest at 8.75%
                                                            10,000

9% capital leases, due in monthly installments of $1,786, including interest, through November 2000
                                                             9,000

Note payable to bank, due October 2000, payable in monthly installments of $520, bearing interest at 9.25%
                                                             6,000

Note payable to bank, due May 2000, payable in monthly installments of $321, bearing interest at 9.25%
                                                            3,000
                                                         --------
Total long-term debt                                      693,000

Less current portion                                     (109,000)
                                                         --------
Total long-term debt, less current portion              $ 584,000

Maturities of long-term debt as of September 30, 1999 are as follows (in thousands):
2000             $    89,000
2001                  10,000
2002                   - 0 -
2003 and beyond      594,000
                 -----------
                   $ 693,000
                 ===========

In connection with debt issued in 1998 and 1997, warrants were issued with aggregate estimated values of $38,000 and $263,000, respectively. The value of the warrants was recorded as deferred loan costs and is being amortized as interest expense using the effective interest method. Accordingly, amortization of the related deferred loan costs of $131,000 and $186,000 for the years ended December 31, 1998 and 1997 has been charged to interest expense. As of September 30, 1999, the deferred loan cost related to the warrants was $13,000 and is included in other assets in the accompanying balance sheet.

A summary of the status of the Company's outstanding warrants as of
 September 30, 1999 and December 31, 1998 and changes during the periods is presented below:

                                    1999                  1998
                              -----------------      -----------------
                                       Exercise               Exercise
                              Shares     Price      Shares     Price
                              ------   --------     ------    --------
                               (000s)               (000s)
Warrants:
   Outstanding at beginning
     of year                    857    $1.00          827       $1.00
Granted                        3,463    0.01          103        1.00
Exercised                       (120)   0.01          (29)       1.00
Forfeited                        -0-       -          (44)       1.00
                               -----    ----         ----       -----
   Outstanding at
   end of period               4,200    0.21          857        1.00
                               =====                 ====

6.   STOCK-BASED COMPENSATION

At September 30, 1999, the Company has one stock-based compensation plan, which is described below. The Company follows Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for this plan. If the Company had accounted for this plan in accordance with SFAS No. 123, the Company's reported pro forma net loss and loss per share for the years ended December 31, 1998 and 1997 would have been as follows:

                              1998            1997
                          -----------     -----------
Net loss:
As reported               $(1,769,000)    $(2,439,000)
Pro forma                  (1,893,000)     (2,795,000)

Basic and diluted
   earnings per share:
As reported                    $(0.43)         $(0.79)
Pro forma                       (0.46)          (0.90)

The fair value of each option grant, for pro forma purposes, is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1998 and 1997, respectively: dividend yield of 0%, expected volatility of 47%, risk-free interest rate of 6%, and expected life of three years.

Under the 1996 Employee Stock Option Plan, the Company may grant options to its employees for up to 4.5 million shares of common stock. The exercise price of each option equals the market price of the Company's stock on the date of grant, and an option's maximum term is ten years.

A summary of the status of the Company's stock option plan as of December 31, 1998 and 1997 and changes during the years ending on those dates is presented below:

                                      1999                  1998
                              -----------------      -----------------
                                       Exercise               Exercise
                              Shares     Price      Shares     Price
                              ------   --------     ------    --------
                               (000s)               (000s)

Options:
Outstanding at beginning
    of year                      630    $1.00         656      $1.00
Granted                        1,573     0.01           0          -
Exercised                     (1,412)    0.01           0          -
Forfeited                       -0-         -         (26)         -
                              ------    -----        ----       ----
Outstanding at end of year       428     1.00         630       1.00
                              ======    =====        ====       ====
Options exercisable at year-end  600                  457
Weighted average fair value of
   options granted during year     -                    -

The weighted average remaining contractual life of fixed stock options outstanding at December 31, 1998 is 7.26 years.

During February 1999, the Company granted approximately 2 million options to employees with an exercise price below the estimated market price on the date of grant. The grants vest over varying periods up to three years. The total estimated compensation charge related to the grants is $750,000, which will be recognized over the respective vesting period.

7.  EQUITY OFFERINGS

During January 1999, the Company issued 1.5 million shares of common stock to private investors for net cash proceeds of $1.5 million. In addition, the investors received five-year warrants to purchase 2.9 million shares of common stock at an exercise price of $0.01 per share. During March 1999, notes totaling $1.3 million were converted into 1.04 million shares of common stock, and related accrued interest totaling $176,000 was forgiven. In connection with the conversion, the Company issued five-year warrants to purchase 520,000 shares of common stock at an exercise price of $0.01 per share. In addition, 532,000 warrants related to the converted notes were repriced to $0.01 per share.

  8.   COMMITMENTS AND CONTINGENCIES

Operating Leases
The Company leases certain office facilities and office equipment under operating leases. Management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases.

The minimum future rental payments under all leases as of September 30, 1999 were as follows:

1999      $  72,000
2000        162,000
2001         38,000
2002         20,000
          ---------
           $292,000

Litigation
The Company is subject to various claims and legal actions that arise in the ordinary course of business. The Company believes that the ultimate resolution of such matters will not have a material adverse effect on the Company's financial position or results of operations.

  9.   SAVINGS PLANS

401(k) Plan
The Company has a 401(k) savings and profit-sharing plan to which the Company has no obligation to make contributions. Eligible participants are limited to employees of HEP.

10.   SUBSEQUENT EVENTS

Acquisition of Medical Drug Testing, Inc.
As of October 1, 1999, the Company acquired substantially all of the assets of Medical Drug Testing, Inc., a Pittsburgh-based substance abuse testing company for a purchase price of $390,000. The excess of the purchase price over the fair value of the identifiable assets acquired will be recorded as an intangible and amortized on a straight-line basis over 20 years.

Related-Party Transactions
On December 1, 1999, the Company entered into a purchase agreement with the Company's Chairman to acquire a vehicle to provide mobile mammography screening services for the Company's wellness business. Consideration paid totaled $14,000; the value was based on an arms-length purchase transaction from the vehicle's previous owner.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To Healthcomp Evaluation Services Corporation:

We have audited the accompanying consolidated balance sheet of HEALTHCOMP EVALUATION SERVICES CORPORATION (a Tennessee corporation) AND SUBSIDIARIES as of December 31, 1998 and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Healthcomp Evaluation Services Corporation and subsidiaries as of December31, 1998 and the results of their operations and their cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.





Arthur Andersen LLP
Atlanta, Georgia

May 15, 1999

      Healthcomp Evaluation Services Corporation and subsidiaries consolidated balance sheet
         December 31, 1998

                                          ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                                     $   457,000
Accounts receivable, net of allowance for doubtful accounts of $44,000            1,308,000
Inventory                                                                             9,000
Prepaid expenses and other current assets                                            83,000
                                                                                -----------
Total current assets                                                              1,857,000

PROPERTY AND EQUIPMENT, net                                                         719,000

INTANGIBLES, net                                                                  2,077,000

OTHER ASSETS                                                                         41,000
                                                                                -----------
Total assets                                                                     $4,694,000
                                                                                ===========

                   LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
Current portion of long-term debt and notes payable                             $1,638,000
Accounts payable                                                                 1,499,000
Accrued liabilities                                                                747,000
Interest payable                                                                   278,000
Deferred tax liabilities                                                            75,000
Other                                                                               54,000
                                                                                ----------
     Total current liabilities                                                   4,291,000

LONG-TERM DEBT, less current portion (includes $1,285,000 to shareholders)       1,813,000
                                                                                ----------
     Total liabilities                                                           6,104,000
                                                                                ----------
COMMITMENTS AND CONTINGENCIES (Note 8)

                       SHAREHOLDERS' EQUITY (DEFICIT):

Common stock, $0.001 par value, 50,000,000 shares authorized,
   4,776,000 shares issued                                                          5,000
Paid-in capital                                                                3,729,000
Treasury stock, 964,000 shares                                                   (142,000)
Accumulated deficit                                                            (5,002,000)
                                                                                ---------
     Total shareholders' deficit                                               (1,410,000)
                                                                                ---------
                                                                               $4,694,000
                                                                               ==========


The accompanying notes are an integral part of this consolidated balance sheet.

HEALTHCOMP EVALUATION SERVICES CORPORATION
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                              1998              1997
NET SALES                                        $ 9,459,000    $ 7,125,000

COST OF SALES                                      4,512,000      3,408,000
                                                 -----------    -----------
Gross profit                                       4,947,000      3,717,000
                                                 -----------    -----------
OPERATING EXPENSES:

Selling, general, and administrative expenses      5,296,000      4,912,000
Depreciation and amortization expense                447,000        338,000
                                                  ----------     ----------
     Total operating expenses                      5,743,000      5,250,000
                                                  ----------     ----------
OPERATING LOSS                                      (796,000)    (1,533,000)

INTEREST EXPENSE                                     739,000        548,000

OTHER EXPENSE                                        118,000        405,000
                                                   ---------      ---------
LOSS BEFORE INCOME TAX PROVISION (BENEFIT)        (1,653,000)    (2,486,000)

INCOME TAX PROVISION (BENEFIT)                       116,000        (47,000)
                                                 -----------      ---------
NET LOSS                                         $(1,769,000)   $(2,439,000)
                                                 ===========    ===========
BASIC AND DILUTED EARNINGS PER SHARE                  $(0.43)        $(0.79)
                                                 ===========    ===========
WEIGHTED AVERAGE SHARES OUTSTANDING              $ 4,104,000    $ 3,102,000
                                                 ===========    ===========




The accompanying notes are an integral part of these consolidated statements.

HEALTHCOMP EVALUATION SERVICES CORPORATION
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                 Common Stock         Additional
                               -----------------        Paid-In       Accumulated     Treasury
                               Shares      Amount      Capital          Deficit        Stock           Total
                            ===========   ========   ===========    ==============  =========== =============
BALANCE, December 31, 1996   3,020,000     $3,000     $1,674,000     $   (794,000)   $(120,000)     $   763,000

   Sale of common stock        115,000          0        115,000                0            0          115,000
   Debt conversion             812,000      1,000        811,000                0            0          812,000
   Issuance of stock warrants        0          0        263,000                0            0          263,000
   Stock repurchase                  0          0              0                0      (22,000)         (22,000)
   Net loss                          0          0              0       (2,439,000)           0       (2,439,000)
                            ----------      -----      ---------       ----------     --------         ---------
BALANCE, December 31, 1997   3,947,000      4,000      2,863,000       (3,233,000)    (142,000)        (508,000)

   Sale of common stock        750,000      1,000        749,000                0            0          750,000
   Debt conversion              50,000          0         50,000                0            0           50,000
   Issuance of stock warrants        0          0         38,000                0            0           38,000
   Shares issued in exercise
      of warrant                29,000          0         29,000                0            0           29,000
   Net loss                          0          0              0       (1,769,000)           0       (1,769,000)
                             ---------     ------     ----------      -----------    ---------       -----------
BALANCE, December 31, 1998   4,776,000     $5,000     $3,729,000      $(5,002,000)   $(142,000)     $(1,410,000)
                            ==========     ======     ==========      ===========    =========       ==========



The accompanying notes are an integral part of these consolidated statements.

HEALTHCOMP EVALUATION SERVICES CORPORATIONAND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER31, 1998 AND 1997

                                                               1998               1997
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                $(1,769,000)     $(2,439,000)
   Adjustments to reconcile net loss to
      net cash used in operating activities:
     Depreciation and amortization                             447,000          338,000
     Amortization of debt issuance costs                       117,000          186,000
     Deferred income tax provision (benefit)                   116,000          (47,000)
     Changes in assets and liabilities, net of acquisitions:
       Accounts receivable, net                               (336,000)        (146,000)
       Prepaid expenses and other current assets                67,000          124,000
       Accounts payable and accrued expenses                 1,125,000           82,000
                                                             ---------        ---------
               Net cash used in operating activities          (233,000)      (1,902,000)
                                                             ---------        ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                                        (87,000)         (61,000)
   Acquisitions                                                (19,000)         (40,000)
   Change in other assets                                       26,000           (7,000)
                                                             ---------        ---------
               Net cash used in investing activities           (80,000)        (108,000)
                                                             ---------        ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Net (repayments) borrowings of notes payable               (131,000)       1,833,000
   Proceeds from the issuance of common stock                  779,000          114,000
   Purchase of treasury stock                                        0          (22,000)
                                                             ---------        ---------
               Net cash provided by financing activities       648,000        1,925,000
                                                             ---------        ---------
NET CHANGE IN CASH AND CASH EQUIVALENTS                        335,000          (85,000)

CASH AND CASH EQUIVALENTS, beginning of year                   122,000          207,000
                                                             ---------        ---------
CASH AND CASH EQUIVALENTS, end of year                      $  457,000       $  122,000
                                                            ==========       ===========
SUPPLEMENTAL DISCLOSURE:
Interest paid                                               $  446,000       $  348,000
                                                            ==========       ==========
NONCASH TRANSACTIONS:
Debt converted to common stock                              $   50,000       $  812,000
                                                            ==========       ==========
Warrants issued in connection with debt                     $   38,000       $  263,000
                                                            ==========       ==========
Liabilities assumed in acquisition                          $        0       $  337,000
                                                            ==========       ==========
Notes payable issued in acquisitions                        $        0       $  679,000
                                                            ==========       ==========



The accompanying notes are an integral part of these consolidated statements.

HEALTHCOMP EVALUATION SERVICES CORPORATION
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997

  1.   BASIS OF PRESENTATION
Healthcomp Evaluation Services Corporation (the "Company" or "HESC") is an occupational health services company that provides a broad array of preventive health services, including drug and alcohol testing programs, on-site occupational health screening services, physical examinations, and health risk assessments, to corporate and government clients. The Company (formerly Afton, Inc.) was incorporated on
March 11, 1996. The Company's focus is continued growth through acquisitions of existing profitable businesses in the Company's target market and expansion within existing sectors.

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

During 1998, the Company merged with Quality Health Services, Inc. ("QHS"), a Kansas City, Missouri-based mobile medical surveillance firm, through the issuance of 295,306 shares of the Company's common stock in exchange of common stock of QHS. The transaction was accounted for using the pooling-of-interests method of accounting. Accordingly, all financial results of the periods presented have been restated to include the operating results of QHS.

On February 2, 1999, the Company merged with Health Evaluation Programs, Inc. ("HEP"), a Chicago-based provider of mobile medical surveillance services, through the issuance of 431,566 shares of the Company's common stock in exchange for all of the common stock of HEP. The transaction was accounted for using the pooling-of-interests method of accounting, and all financial results of the periods presented have been restated to include the operating results of HEP.

Prior to their acquisition by the Company, HEP and QHS used accounting policies and procedures consistent with those employed by the Company. Accordingly, no accounting adjustments of a material nature were recorded by the Company in consolidating the results of operations or the balance sheets of HEP or QHS. Stockholders' equity related to the acquisitions and included in the Company's consolidated balance sheet at September 30, 1998 totaled $476,000. This increase in stockholders' equity includes a decrease of $318,000 in retained earnings of the combined companies as a result of the change in the fiscal year of HEP from May 31 to December 31. Operating results for HEP and QHS during the nine months ended September 30, 1998 that have been included in the Company's results of operations for that period are shown below. There were no transactions between the Company and either HEP or QHS during the nine months ended September 30, 1998 nor were there any transactions between HEP and QHS during the same period that required elimination during consolidation.

(Amounts in thousands)             Nine Months Ended September 30, 1998
                                   ------------------------------------
                                   HEP           QHS            Total
Sales                             $2,694        $514            $3,208
Cost of goods sold                   811         264             1,075
                                  ------        ----            ------
  Gross Profit                     1,883         250             2,133
Operating expenses                 1,460         199             1,659
                                  ------        ----            ------
  Operating Income                   424          51               474
Interest expense                      27           1                28
Other income                           -         (30)              (30)
                                  ------        ----            ------
Income before income tax expense     397          80               476
Income taxes                           -           -                 -
                                  ------        ----            ------
  Net Income                       $ 397        $ 80             $ 476
                                  ======        ====            ======

A reconciliation of the Company's reported revenues and loss for the nine months ended September 30, 1998 prior to the business combination with the reported revenues following the combination is shown below.

(Amounts in thousands)
    Healthcomp revenues - 9/30/98       $3,833
    HEP revenues                         2,694
    QHS revenues                           514
                                       -------

    Consolidated revenues - 9/30/98     $7,041
                                       =======

    Healthcomp earnings - 9/30/98      $(1,286)
    HEP earnings                           397
    QHS earnings                            80
                                       -------
    Consolidated earnings - 9/30/98     $ (810)
                                       =======

3. These acquisitions were accounted for using the purchase method of accounting.

  2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Use of Estimates

The Company's management has made a number of estimates and assumptions (relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities) to prepare these financial statements in conformity with generally accepted accounting principles. Although these estimates represent, to the best of management's knowledge and belief, those adjustments necessary to present fairly the Company's financial position and results of operations for the periods reported, the actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable
An allowance for uncollectible accounts has been established based on the Company's collection experience and an assessment of the collectibility of specific accounts.

Inventory
Inventory is stated at the lower of cost or market using the first-in, first-out method.

Property and Equipment
Property and equipment are stated at cost. When assets are retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statements of operations.

The Company utilizes the straight-line method of depreciation over the following estimated useful lives:

Computer hardware and software           Three years
Machinery and equipment                  Three to ten years

Intangibles
Intangibles, primarily goodwill, are amortized on a straight-line basis over 15 years. The Company recorded amortization expense of $158,000 and $119,000 in 1998 and 1997, respectively. At December 31, 1998, accumulated amortization of goodwill was $325,000. In accordance with

Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Company periodically evaluates whether events and circumstances have occurred that indicate that the remaining estimated useful life of the intangibles may warrant revision or that the remaining balance of intangibles may not be recoverable. When factors (such as a change in law or regulatory environment or forecasts showing changing long-term profitability) indicate that intangibles should be evaluated for possible impairment, the Company uses an estimate of the related business unit's undiscounted net income over the remaining life of the intangibles to measure whether the intangibles are recoverable.

Income Taxes
The Company provides for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires recognition of deferred tax assets and liabilities using currently enacted tax rates.

Financial Instruments
The fair value of the Company's debt is based on the current rates available to the Company for debt of the same remaining maturity and, as of December 31, 1998, approximates the carrying amounts.

Earnings Per Common Share and Common Share Equivalent
In accordance with SFAS No. 128, "Earnings Per Share," basic earnings per share ("EPS") are computed based on the weighted average number of shares of the Company's common stock outstanding. Since the impact of the Company's common equivalent shares from stock options, warrants, and convertible securities is antidilutive, they are not included in the computation of diluted EPS.

New Accounting Pronouncements
In 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for the reporting of comprehensive income and its components.

Comprehensive income includes all changes in a company's equity during the period that result from transactions and other economic events other than transactions with its stockholders. SFAS No. 130 was effective for the year beginning January 1, 1998. For the Company, comprehensive income (loss) equals net income (loss).

In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which requires that an enterprise disclose certain information about operating segments. SFAS No. 131 was effective for financial statements for the Company's year ended December 31, 1998. SFAS No. 131 did not require additional disclosure or revision of prior disclosures. The Company operates in one segment.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which addresses the accounting for derivative instruments. The provisions of SFAS No. 133 are effective for financial statements for the Company's fiscal year beginning January 1, 2001. The Company does not expect SFAS No. 133 to have a significant effect on its current financial reporting.

Revenue Recognition Policies
Healthcomp records revenue upon completion of services rendered to its customers in accordance with customer agreements or contracts.

  3.   BUSINESS COMBINATIONS
During 1997 and 1998, the Company acquired certain assets of companies involved in the substance abuse testing and wellness assessment industry using the purchase method of accounting. The Company recorded the assets and liabilities of the acquired companies at their estimated fair values with the excess of the purchase price over these amounts being recorded as goodwill. The results of operations of these acquired companies have been included in the Company's consolidated operations from the date of acquisition forward.

On February 20, 1997, the Company acquired the assets of National AmeriTest, Inc., a Rock Springs, Wyoming-based specimen collection firm, for a purchase price of $1,484,000, which included the assumption of liabilities of $337,000. The excess of the purchase price over the fair value of the identifiable assets acquired of $1,003,000 has been recorded as an intangible and is being amortized on a straight-line basis over 15 years. The allocation of the purchase price to the assets acquired and liabilities assumed has been recorded based on the fair value, as follows:

Working capital, net         $  (205,000)
Property and equipment           199,000
Intangibles                    1,003,000
Liabilities assumed             (337,000)
                             -----------
                             $   660,000
                            ============

During 1997, the Company acquired certain assets of Prairie Home Medical Equipment, Inc. (d.b.a. Occupational Testing Services), a Gillette, Wyoming-based occupational testing firm, Aries Medical, a Dallas, Texas-based substance abuse testing company, and Substance Abuse Solutions, Inc., a Charlotte, North Carolina-based drug and alcohol screening firm, for a total purchase price of $215,000. The purchase price was allocated primarily to intangibles which are being amortized on a straight-line basis over 15 years.

Pro forma results related to the 1997 acquisitions have not been presented, as the effects are not material.

  4.   PROPERTY AND EQUIPMENT
Property and equipment consisted of the following at December 31, 1998:

Computer hardware and software          $   621,000
Machinery and equipment                   1,941,000
                                        -----------
                                          2,562,000
Less accumulated depreciation            (1,843,000)
                                        -----------
Property and equipment, net             $   719,000
                                        ===========

Depreciation expense totaled $289,000 and $219,000 for the years ended December 31, 1998 and 1997, respectively.

  5.   LONG-TERM DEBT
At December 31, 1998, long-term debt consisted of the following:

Notes payable primarily to shareholders, due on various dates through
May 2001, bearing interest between 8.5% and 13%, converted to equity
subsequent to year-end (Note 11)                                            $1,300,000

Note payable to third party, due September 2002, payable in monthly
installments of $17,608, bearing interest at 11%                                647,000

Note payable to bank, due May 1999, payable in monthly installments of
$4,226, bearing interest at 9.75%                                                71,000

Note payable to third party, due September 1999, payable in monthly
  installments of $5,000                                                         45,000

9% capital leases, due in monthly installments of $1,786, including
interest, through November 2000                                                  30,000

Note payable to bank, due September 2001, payable in monthly
installments of $448, bearing interest at 8.75%                                  13,000

Note payable to bank, due May 2000, payable in monthly installments of
$321, bearing interest at 9.25%                                                   5,000
                                                                              ---------
         Total long-term debt                                                2,111,000

Less current portion                                                           (298,000)
                                                                             ----------
         Total long-term debt, less current portion                         $1,813,000
                                                                             ==========

Maturities of long-term debt as of December 31, 1998 are as follows (in thousands):

1999          $   298,000
2000            1,474,000
2001              188,000
2002              151,000
              -----------
               $2,111,000
              ===========

In connection with debt issued in 1998 and 1997, warrants were issued with aggregate estimated values of $38,000 and $263,000, respectively. The value of the warrants was recorded as deferred loan costs and is being amortized as interest expense using the effective interest method. Accordingly, amortization of the related deferred loan costs of $131,000 and $186,000 for the years ended December 31, 1998 and 1997 has been charged to interest expense. As of December 31, 1998, the deferred loan cost related to the warrants was $13,000 and is included in other assets in the accompanying balance sheet.

A summary of the status of the Company's outstanding warrants as of December 31, 1998 and 1997 and changes during the years is presented below:
                                     1998                  1997
                              -----------------      -----------------
                                       Exercise               Exercise
                              Shares     Price      Shares     Price
                              ------   --------     ------    --------
                               (000s)               (000s)
Warrants:
  Outstanding at beginning
     of year                     827     $1.00        133      $1.00
     Granted                     103      1.00        694       1.00
     Exercised                   (29)     1.00          0          -
     Forfeited                   (44)     1.00          0          -
                                -----                ----
Outstanding at end of year       857      1.00        827       1.00
                                ====      ====       ====       ====

  6.  STOCK-BASED COMPENSATION

At December31, 1998, the Company has one stock-based compensation plan, which is described below. The Company follows Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for this plan. If the Company had accounted for this plan in accordance with SFAS No. 123, the Company's reported pro forma net loss and loss per share for the years ended December31, 1998 and 1997 would have been as follows:
                                     1998             1997
                                    ------           ------
Net loss:
As reported                     $(1,769,000)     $(2,439,000)
Pro forma                        (1,893,000)      (2,795,000)

Basic and diluted earnings
   per share:
As reported                          $(0.43)         $(0.79)
Pro forma                             (0.46)          (0.90)


The fair value of each option grant, for pro forma purposes, is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1998 and 1997, respectively: dividend yield of 0%, expected volatility of 47%, risk-free interest rate of 6%, and expected life of three years.

Under the 1996 Employee Stock Option Plan, the Company may grant options to its employees for up to 4.5 million shares of common stock. The exercise price of each option equals the market price of the Company's stock on the date of grant, and an option's maximum term is ten years.

A summary of the status of the Company's stock option plan as of December 31, 1998 and 1997 and changes during the years ending on those dates is presented below:

                                     1998                  1997
                              -----------------      -----------------
                                       Exercise               Exercise
                              Shares     Price      Shares     Price
                              ------   --------     ------    --------
                               (000s)               (000s)
    Options:
   Outstanding at beginning
     of year                      656    $1.00        662       $1.00
      Granted                       0        -         20        1.00
      Exercised                     0        -          0           -
      Forfeited                   (26)       -        (26)          -
                               ------                ----
   Outstanding at end of year     630      1.00       656        1.00
                               ======                ====
Options exercisable at
   year-end                       457                 290

Weighted average fair value of
   options granted during year      -               $0.38

The weighted average remaining contractual life of fixed stock options outstanding at December 31, 1998 is 7.26 years.

Subsequent to year-end, the Company granted approximately 2 million options to employees with an exercise price below the estimated market price on the date of grant. The grants vest over varying periods up to three years. The total estimated compensation charge related to the grants is $750,000, which will be recognized over the respective vesting period

  7.   INCOME TAXES
The provision (benefit) for income taxes was as follows as of December 31, 1998 and 1997:

                                  1998            1997
                                -------         --------
Current:
  Federal                      $      0         $     0
  State                               0               0
Deferred:
  Federal                        87,000         (35,000)
  State                          29,000         (12,000)
                               --------         -------
Provision (benefit) for
   income taxes                $116,000        $(47,000)
                               ========        ========

The difference between the statutory federal income tax rate and the Company's effective income tax rate is summarized as follows as of December 31, 1998 and 1997:

                                   1998              1997
                                   -----             -----
Statutory federal income tax rate  (15)%            (15.0)%
State income tax rate,
    net of federal benefit          (5)              (5.0)
Impact of permanent differences      1                1.0
Change in valuation allowance       26               17.1
                                  ----              -----
Effective income tax rate            7%              (1.9)%
                                  ====              =====

There were no cash payments for income taxes in 1998 and 1997.

The Company's net deferred tax liability consisted of the following major items:

   Deferred tax assets:
     Net operating losses                  $970,000
     Loss of disposition of assets           37,000
     Accounts receivable                      2,000
     Valuation allowance                   (963,000)
                                         ----------
         Total deferred tax assets           46,000
   Deferred tax liabilities:
     Property, plant, and equipment        (121,000)
                                         ----------
   Net deferred tax liabilities           $ (75,000)

8.  COMMITMENTS AND CONTINGENCIES

Operating Leases
The Company leases certain office facilities and office equipment under operating leases. Management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases.

The minimum future rental payments under all leases as of December 31, 1998 were as follows:

1999           $288,000
2000            162,000
2001             38,000
2002             20,000
               --------
               $508,000
               ========

Litigation
The Company is subject to various claims and legal actions which arise in the ordinary course of business. The Company believes that the ultimate resolution of such matters will not have a material adverse effect on the Company's financial position or results of operations.

  9.   SAVINGS PLANS

401(k) Plan
The Company has a 401(k) savings and profit-sharing plan to which the Company has no obligation to make contributions. Eligible participants are limited to employees of HEP.

10.   RELATED-PARTY TRANSACTIONS

On September 1, 1997, the Company entered into an agreement with DFG Management, Inc. ("DFGM") to perform strategic planning and operational analysis services. DFGM is a related party, as the Company's chief financial officer was employed by DFGM and had rendered certain services to the Company until being hired by the Company in August 1998. Fees paid to DFGM totaled $11,000 and $67,000 during the years ended December 31, 1998 and 1997, respectively. Furthermore, DFGM also provides management advisory services under an agreement with Dominion Financial Group International, LDC ("DFGI"). DFGI owned 359,000 shares of the Company's stock at December 31, 1998 and 1997. Under the agreement with DFGI, the Company paid a monthly retainer of $5,000 for services rendered reimbursement of out-of-pocket expenses, and the granting of warrants to purchase 60,000 shares of common stock at an exercise price of $1 per share.

During July 1997, the Company entered into an agreement with Sackville Advisors, Ltd. ("Sackville") to provide financial advisory services for the Company. Sackville's chairman was a member of the Company's board of directors until February 1999. The agreement was effective until canceled during May 1998. The Company paid Sackville fees of $34,000 and $74,000 during the years ended December 31, 1998 and 1997, respectively, and reimbursed certain expenses of $19,000 in the year ended December 31, 1997. During June 1998, Sackville's chairman was granted warrants to purchase 12,500 shares of the Company's common stock at an exercise price of $1 per share.

The Company entered into an agreement with MJC International, Inc. ("MJC") to provide management and financial advisory services during July 1998. MJC is owned by the Company's current president. The agreement provided for a monthly retainer of $10,000 and performance bonuses of up to $40,000 and was renewable quarterly. The agreement was terminated on March 31, 1999 prior to the president's joining the Company during April 1999.

11.   SUBSEQUENT EVENTS

Equity Offering
On January 31, 1999, the Company issued 1.5 million shares of common stock to private investors for net cash proceeds of $1.5 million. In addition, the investors received five-year warrants to purchase 2.9 million shares of common stock at an exercise price of $0.01 per share. The proceeds of the offering were used to close two acquisitions and for working capital in furtherance of the Company's operating objectives.

Reverse Merger
On March 15, 1999, the Company entered into an agreement with Handell-Graff, Inc. ("HGI"), providing for the exchange of common stock. The agreement provides that HGI will acquire all of the outstanding shares of HESC common stock in exchange for 5,408,784 shares of HGI common stock. HGI has changed its name to Healthcomp Evaluation Services Corporation and will continue the business of HESC.

Debt Conversion
Debt in the form of notes payable totaling $1,300,000 at December 31, 1998 was converted into 1,040,000 shares of common stock in March 1999. Related accrued interest of $176,072 was also forgiven. In connection with the debt conversions, 532,500 related warrants to purchase common stock (comprising 520,000 held by the debtholders and 12,500 held by a financial advisor)were repriced to $0.01 per share, resulting in a charge against earnings in 1999 of approximately $173,000.

In determining the value of the common stock to be issued in connection with the conversion transaction, Healthcomp based the trasaction on the anticipated fair market value to be realized upon the commencement of public trading as determined jointly by the Company and its investment advisors, discounted to reflect the issuance of restricted, rather than unrestricted stock. The transaction was completed as of March 3, 1999 and was incorporated in the exchange of shares provided for in the reverse merger agreement consummated on March 15, 1999.

                           PART III


ITEM 1.  INDEX TO EXHIBITS

(3)  Charter and By-Laws
(4)  Instruments defining the rights of security holders
(10) Material Contracts
(27) Financial Data Schedule

ITEM 2.  DESCRIPTION OF EXHIBITS

(3.1) Articles of Incorporation incorporated by reference to Form 10SB filed December 8, 1999
(3.2)    Bylaws incorporated by reference to Form 10SB filed December
         8, 1999
(4) Common Stock Certificate incorporated by reference to Form 10SB filed December 8, 1999
(21) Subsidiaries of the registrant incorporated by reference to Amendment 1 to Form 10SB
(27) Financial Data Schedule incorporated by reference to Form 10SB filed December 8, 1999

                              SIGNATURES




In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                             Healthcomp Evaluation Services Corporation

Date: February 10, 2000      /s/ Martin J. Clegg
                            -------------------------
                            By: Martin J. Clegg, President